November 23, 2004

Mail Stop 0408

By U.S. Mail and facsimile to +1 (607) 925-9613

Mr. Brian C. Doutaz
President and Chief Executive Officer
Alton Ventures, Inc.
12880 Railway Avenue - Unit 35
Richmond, British Columbia  V7E 6G4
CANADA

Re:	Alton Ventures, Inc.
	Amendment Number Two to Form SB-2 filed on November 9th 2004 File Number 333-118077

Dear Mr. Doutaz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You are reminded that the financial statements should be updated as necessary to comply with Rule 3-10 of Regulation S-B at the effective date of the registration statement.

Risk Factors - page 7

2. An example utilizing the word "operations," may be found on page
9. Remove all references in the amended filing document that use the terms "mining" or "mining operations," or any term that can imply mineral production, such as "operations" or "production." In particular, substitute the term "mineral exploration" for "mining operations."

Use of Proceeds - page 13

3. The seventh paragraph of this section on page 15 uses the word development twice and this same usage may also be found as the last word, in the last paragraph, of the Our Proposed Exploration Program
- Plan of Operations, page 43 (formerly page 40). Words such as "development" have very specific meanings under Industry Guide 7
(a)(4). These terms refer to development stage and/or production stage companies. Please remove all references to "development" and
"production" from this filing document or re-phrase avoiding this terminology.

*	*	*

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heidi Smetzer at (202) 824-5463 or Donald A. Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 824-5301 or me at (202) 942-1760 with any other
questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia  V7W 1T1
	CANADA
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Mr. Brian C. Doutaz
Alton Ventures, Inc.
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